NAC Global Technologies, Inc.

4720 Salisbury Road
Jacksonville, FL 32256

August 10, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention: Pamela Long, Assistant Director

Re:	NAC Global Technologies, Inc.
Registration Statement on Form S-1

File No. 333-200969

Ladies and Gentlemen:

NAC Global Technologies, Inc. (the “Registrant”) hereby withdraws its acceleration request letter dated August 6, 2015, which requested that the effective date of the Registration Statement on Form S-1 referenced above be accelerated so that it would have become effective on August 10, 2015. The Company expects to file a new acceleration request in the future with a future requested effective date for the Registration Statement.

If you have any questions or comments, please do not hesitate to contact the undersigned or our counsel, David E. Danovitch, Esq. at (212) 603-6391.

* * * *

Very truly yours,

NAC Global Technologies, Inc.

By:	/s/ Vincent Genovese
Vincent Genovese
Chief Executive Officer